6/27

Follow-Up Materials

06015313

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 083-0002 FISCAL YEAR:

(03/94)

0 83-0002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,000,000,000
5.50 per cent. Global Notes due 27 June 2016

Filed pursuant to Rule 3 of Regulation AD
Dated: June 27, 2006

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,000,000,000 principal amount of 5.50 per cent. Global Notes due 27 June 2016 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated June 20, 2006 (the "Pricing Supplement"), each of which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 5, 2006, was filed under a report of the ADB dated April 18, 2006.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of June 20, 2006, the ADB entered into a Terms Agreement, filed herewith, with Daiwa Securities SMBC Europe Limited, Dresdner Bank AG London Branch, UBS Limited, Citigroup Global Markets Inc., Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Merrill Lynch International, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co.

International Limited and Nomura International plc (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,000,000,000 for an issue price of 99.947% less management and underwriting fees and selling concessions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about June 27, 2006.

The Managers propose to offer all the Notes to the public at the public offering price of 99.947%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount U.S.$
Daiwa Securities SMBC Europe Limited	U.S.$ 300,000,000
Dresdner Bank AG London Branch	300,000,000
UBS Limited	300,000,000
Citigroup Global Markets Inc.	10,000,000
Credit Suisse Securities (Europe) Limited	10,000,000
Deutsche Bank AG, London Branch	10,000,000
Goldman Sachs International	10,000,000
HSBC Bank plc.	10,000,000
J.P. Morgan Securities Ltd.	10,000,000
Merrill Lynch International	10,000,000
Mitsubishi UFJ Securities International plc	10,000,000
Morgan Stanley & Co. International Limited	10,000,000
Nomura International plc	10,000,000
Total	U.S.$1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.947%	0.15%	99.797%
Total	U.S.$999,470,000	U.S.$1,500,000	U.S.$997,970,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants	$ 15,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated June 20, 2006, previously filed under a report of the ADB dated June 21, 2006.

(d)(i) Information Statement dated April 5, 2006, previously filed under a report of the ADB dated April 18, 2006.

(ii) Pricing Supplement dated June 20, 2006.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2730
E-Mail: wolson@cgsh.com

June 27, 2006

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 20 June 2006 between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of U.S.$1,000,000,000 principal amount of 5.50 per cent. Global Notes due 27 June 2016 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 20 June 2006;

(b) the Standard Provisions dated as of May 17, 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Fiscal Agency Agreement dated as of June 3, 1985, as amended by the First Amendment thereto dated as of January 8, 1999 and supplemented by Supplement No. 23 dated as of May 17, 2004, between ADB and the Federal Reserve Bank of New York, as fiscal agent;

(d) the letter of instruction dated 21 June 2006 from ADB to the Federal Reserve Bank of New York, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 27 July 2006 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated April 24, 2006.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson
Wanda J. Olson, a Partner

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 253-00-1

U.S.$1,000,000,000

5.50 per cent. Global Notes due 27 June 2016

Issue price: 99.947 per cent.

Joint Lead Managers

Daiwa Securities SMBC Europe
Dresdner Kleinwort Wasserstein
UBS Investment Bank

Co-Lead Managers

Citigroup	**Credit Suisse**
Deutsche Bank AG	**Goldman Sachs International**
HSBC	**JPMorgan**
Merrill Lynch International	**Mitsubishi UFJ Securities International plc**
Morgan Stanley	**Nomura International**

The date of this Pricing Supplement is 20 June 2006.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$1,000,000,000 5.50 per cent. Global Notes due 27 June 2016 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 6 December 2005.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	(i)	Series Number:	253-00-1
3.	(i)	Specified Currency (Condition 1(c)):	U.S. Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$1,000,000,000.
5.	(i)	Issue Price:	99.947 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$997,970,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	27 June 2006.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		27 June 2016.

9.	Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
	(i) Rate(s) of Interest:	5.50 per cent. per annum, payable semi-annually in arrear.
	(ii) Interest Payment Date(s):	27 June and 27 December of each year, commencing on 27 December 2006.
	(iii) Fixed Coupon Amount(s):	U.S.$27.50 per Specified Denomination.
	(iv) Broken Amount(s):	Not applicable.
	(v) Day Count Fraction (Condition 5(d)):	30/360.
	(vi) Determination Date(s):	Not applicable.
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.

19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.
22.	Put Option (Condition 6(f)):		Not applicable.
23.	Final Redemption Amount:		Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Condition 7(a) and (c)):	Not applicable.
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d))	Not applicable.
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Daiwa Securities SMBC Europe Limited Dresdner Bank AG London Branch UBS Limited Citigroup Global Markets Inc. Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch Goldman Sachs International HSBC Bank plc J.P. Morgan Securities Ltd. Merrill Lynch International Mitsubishi UFJ Securities International plc Morgan Stanley & Co. International Limited Nomura International plc
	(ii)	Stabilizing Manager (if any):	UBS Limited.
	(iii)	Commissions and Concessions:	0.15 per cent.
33.		If non-syndicated, name of Dealer:	Not applicable.
34.		Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167BN22.
	(ii)	CUSIP:	045167BN2.

	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
36.	Common Code:	025913787.
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Stabilizing

In connection with this issue, UBS Limited may over-allot or effect transactions that stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 5 April 2006.

Recent Developments

The Board of Directors has approved the extension through 30 June 2007 of the waivers of the front-end fee of 1 per cent. for all new ordinary operations public sector loans and 20 basis points off the lending spread on ordinary operations public sector loans.

Effective 27 April 2006, Brunei Darussalam became the 65th Member of ADB.

On 6 May 2006, ADB's Board of Governors approved the following with respect to its 2005 ordinary capital resources net income:

a) U.S.$308.7 million, representing the FAS133 adjustment at 31 December 2005, be added to the net income from the cumulative revaluation adjustments account;

b) U.S.$36.9 million, representing the adjustment to the loan loss reserve at 31 December 2005, be added to the net income from the loan loss reserve;

c) U.S.$70.8 million be allocated to ordinary reserve;

d) U.S.$320.0 million be allocated to surplus;

e) U.S.$20.0 million be allocated to the Technical Assistance Special Fund; and

f) U.S.$40.0 million be allocated to the Asian Development Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: /s/Yong Cheng
Name: YONG CHENG
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

Fortis Banque Luxembourg S.A.
(formerly known as Banque Générale du Luxembourg S.A.)
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424